Attention Business Editors:

/C O R R E C T I O N from Source -- Neptune Technologies & Bioresources Inc./

In c6166, sent today at 09:00e, an error occurred in the fifth paragraph, which should have read "... annual sales for Yoplait of US$200 million...". Corrected copy follows:

Neptune Announces Strategic Alliance with Yoplait International

LAVAL, QC, June 19 /CNW/ - Neptune Technologies & Bioressources Inc. (Neptune) is pleased to announce a strategic partnership with Yoplait, a worldwide leader in the dairy industry. On June 8th 2007 the companies signed an agreement to research and develop new functional fresh dairy products for worldwide commercialization.

According to the terms of their agreement, Neptune and Yoplait will proceed to complete the development of flavoursome dairy products containing Neptune Krill Oil (NKO(TM)) which will be clinically tested for their effect on widely prevalent chronic conditions. Yoplait's intention is to first launch the approved products in strategically chosen countries followed by a worldwide roll out. Neptune will supply its NKO(TM) and will also be receiving an upfront fee followed by milestone payments and distribution royalties.

"This alliance endorses Neptune's strategic development and it also represents a major achievement in the functional food business with a world leading food company," said Mr. Henri Harland, President and CEO at Neptune. "Since the creation of Neptune the functional food market has been key to the company's strategy. Neptune has been developing its product (NKO(TM)) to be well positioned and in compliance with new regulatory requirements, the first of which will be enforced in Europe by July 2007. Furthermore, in order to achieve Neptune's business plan, we always recognize the importance of partnering with international leaders who are able to conduct required clinical studies and invest in huge advertising campaigns to demonstrate the real value of our product (NKO(TM)) in functional food. These are the keys to success in the functional food market," added Mr. Henri Harland.

"I am convinced that the partnership between Neptune and Yoplait will contribute to develop products which will bring, significant health related benefits to the consumers without compromising on great taste. The combined know-how of both companies will create a strong competitive advantage for Yoplait in the FDP (fresh dairy product) market," said Mr. Lucien Fa, President of Yoplait.

"Dairy represents more than 25% of the functional food market worldwide with approximately US$16 billion annual sales. Dairy is also the most developed category in the functional food industry including blockbusters like "Becel pro.activ" of Unilever, "Activia" and "Actimel" of Danone, billionaire brands that have set the standard in functional food. Forming an alliance with a company of the stature of Yoplait not only increases the credibility of Neptune but also opens the door of the functional food market to Neptune," said Mr. Thierry Houillon, Vice President of Business Development, Functional Food at Neptune. "Every NKO-Yoplait product launched has the potential to achieve annual sales for Yoplait of US$200 million within five years and more than US$500 million by the tenth year," added Mr. Houillon.

"During the last two years, Yoplait R&D has supplied consumers the best combinations of great taste and excellent nutritional balance through a complete renovation of its entire product range. This new partnership illustrates Yoplait's strategic ambition to enter into the functional food market with products which have demonstrated their functionality in clinical research of the highest standard. Yoplait will focus as a priority on ingredients of natural origin which have shown a clinically proven potential," said Dr. Alexandre Voirin, Vice President R&D and Quality at Yoplait.

"Our partnership with Yoplait gives Neptune the opportunity to confirm within a food matrix the efficacy and superiority of NKO(TM) as compared to other omega-3 and antioxidant products in the functional food market," said Dr. Tina Sampalis, Vice President R&D and Business Development at Neptune. "NKO(TM) is entering the functional food world at the most opportune time when increasingly stringent regulations demand clinical validation of the therapeutic effect of the final food product as well as strict corroboration of their safety and stability," added Dr. Sampalis.

The Yoplait Group is the second largest company worldwide in fresh dairy products. More than 15,000 Yoplait products are consumed every minute worldwide. The Yoplait brand is present in 45 countries around the world. Annual Yoplait sales, mainly in yogurt, reached (euro) 2.7 billion in 2006.

About Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract(TM)). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such as the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

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/For further information: Neptune Technologies & Bioressources Inc., André Godin, V.P. Administration and Finance, a.godin(at)neptunebiotech.com, www.neptunebiotech.com; The Howard Group Inc., Grant Howard, David Gordon, Toll free: (888) 221-0915, info(at)howardgroupinc.com, www.howardgroupinc.com/ (NTB.)

CO: NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.